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                       SEWARD & KISSEL LLP
                     ONE BATTERY PARK PLAZA
                    NEW YORK, NEW YORK  10004

                   TELEPHONE:  (212)  574-1200
                   FACSIMILE:  (212)  480-8421


                                  November 13, 2001

VIA FACSIMILE

Michael Carper, Esq.
Allied Riser Communications Corporation
1700 Pacific Avenue, Suite 400
Dallas, Texas  75201

Re: Allied Riser Communication Corporation (the "Company")

Dear Michael:

         Thank you for your letter dated November 9, which was delivered to us after the close of business on that day.

         You refer to the Company's willingness to consider an offer made by our clients "consistent with [the Company's] fiduciary duties and contractual obligations." The Note holders' acceptance in principle of a proposal by the Company's financial advisors for the Company to repurchase their notes at a 55%-60% discount provided the Board of Directors with a means of meeting its fiduciary duties and of enhancing shareholder value. That acceptance in principle remains open.

         The Note holders, without prejudice, have presented an alternative as follows:

         1. Transaction: Acquisition of all outstanding equity securities of the Company (shares, options, warrants and deferred stock units);

         2.   Nature of consideration--cash;

         3. Total price--$12 million implying a greater than 45% premium to the closing price for the Company's shares on November 12, 2001;

         4.   No financing contingency; and

         5.   Other customary terms and conditions.




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         Either of these proposed transactions presents terms
that are clearly superior for the Company's shareholders than those of the Cogent merger agreement, allows the Company's directors and officers to fulfill their fiduciary duties to the Note holders and enhances shareholder value. Either transaction with the Note holders could close relatively quickly. The Board of Directors has a duty to review both of them.

         Kindly respond by the close of business on November 15, 2001. Our clients reserve all their rights and remedies.

                             Sincerely yours,


                             /s/ Gary J. Wolfe
                             ------------------------
                             Gary J. Wolfe

cc: Mr. Gerald K. Dinsmore
    Mr. Don Lynch
    Mr. R. David Spreng
    Mr. Blair P. Whitaker
    (Via Overnight)






























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